Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Peter F. Waltz Direct Dial: (414) 488-7321 Direct Fax: (866) 637-2804 Email: PWaltz@dykema.com

September 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington DC, 20549

Attn: Stephen Kim, Staff Attorney

Re:	Notes Live, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 6, 2024
File No. 333-281271

Dear Attorney Kim:

This response letter (this “Response”) is submitted on behalf of Venu Holding Corporation, formerly known as Notes Live, Inc. (“Venu” or the “Company”), in response to the comments the Company received from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Roth, dated September 3, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on August 6, 2024. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

United States Securities and Exchange Commission
September 19, 2024

Registration Statement on Form S-1 filed August 6, 2024

Cover Page

1.	Disclose whether the initial public offering is contingent upon final approval of your listing on NYSE American LLC.

Response: The initial public offering is contingent upon final approval of the Company’s listing of its common stock on NYSE American LLC. The Company added this disclosure on the cover page of Amendment No. 1.

2.	Revise to briefly acknowledge your multi-class capital structure on the cover pages of the initial public offering and resale prospectuses and to provide a more thorough description of your capital structure, including the different authorized classes of common stock, in the prospectus summary, risk factors, and capitalization sections. Address any disparate voting, conversion, and other material rights of the classes, and include risk factor disclosure that future issuances of Class A Common Stock, which we understand to have 250 votes per share, may be dilutive to low-vote shareholders. With respect to the conversion features of your classes of common stock, describe the circumstances or events in which the conversion of high-vote or no-vote shares is mandatory or optional, and any resulting impact on low-vote shareholders.

Response: Effective September 6, 2024, the Company amended and restated its Articles of Incorporation to, among other things, cause any and all outstanding shares of its Class A Voting Common Stock, Class C Voting Common Stock, and Class D Voting Common Stock to be converted on a one-for-one basis into “Common Stock.” Under the Amended and Restated Articles of Incorporation, the authorized classes of common stock now consist solely of “Common Stock” and “Class B Non-Voting Common Stock.” Each share of “Common Stock” entitles the holder to one vote per share, and shares of “Class B Non-Voting Common Stock” do not entitle the holder to voting rights. Except for the difference with respect to voting rights, the rights of “Common Stock” and “Class B Non-Voting Common Stock” are identical. The Company included the disclosure regarding its authorized classes of common stock under its Amended and Restated Articles of Incorporation throughout Amendment No. 1.

United States Securities and Exchange Commission
September 19, 2024

3.	We note your statement at page 27 that the holdings of your directors, officers, and principal shareholders will create “significant concentration of share ownership.” Please briefly discuss such ownership concentration on the initial public offering and resale prospectus cover pages, identifying the applicable directors, officers, and principal shareholders here and in the related risk factor and quantifying the percentage of voting power they will control. State whether such persons may act in concert to control or significantly influence matters requiring shareholder approval. Include comparable disclosure in the prospectus summary.

Response: Additional disclosure regarding this ownership concentration has been added on the initial public offering and resale prospectus cover pages, in the prospectus summary on page 10, and in the risk factor noted in the Staff’s comment on page 27 of Amendment No. 1.

Prospectus Summary, page 2

4.	Please disclose in the prospectus summary that substantial doubt has been raised about your ability to continue as a going concern and discuss the accumulated deficit and net losses leading to such determination, as well as “Notes Live’s management’s plan” that you believe has alleviated such doubt. Acknowledge the anticipated operating loss for fiscal 2024 disclosed at page 12.

Response: The Company updated the prospectus summary on page 9 of Amendment No. 1 to include additional disclosure regarding the Company’s ability to continue as a going concern, including the points addressed in the Staff’s comment. The Company believes that cash on hand, anticipated improved profitability in 2024 from its operation of restaurants and venues in Colorado Springs, Colorado and Gainesville, Georgia, the opening of Ford Amphitheater in August 2024, as well as the proceeds from this offering and additional capital raising and debt financing in 2024 will allow the Company to continue its business operations for the next 12 months.

5.	Please identify which “new restaurant concept” associated with your “first outdoor amphitheater” is expected to open in August 2024, or revise accordingly. In this regard, we note that the tabular disclosure of expected openings at page 42 shows that Roth’s Seafood & Chophouse and Notes Hospitality Collection are “expected to open in early 2025.”

Response: The Company revised its disclosure on page 2 of Amendment No. 1 to clarify that the “new restaurant concept” associated with its first outdoor amphitheater is Roth’s Seafood & Chophouse, which is anticipated to open in May 2025.

United States Securities and Exchange Commission
September 19, 2024

Risk Factors
General Risks Related to Notes Live, page 12

6.	Please add a risk factor highlighting risks associated with Notes Live’s use of a third party to operate Ford Amphitheater and expected use of third parties to operate certain other planned amphitheaters, such as sharing of profits, lack of control over restrictions on “owning, operating, or developing a competing venue within a defined radius,” indemnification or liability provisions in the related operating agreement(s), and any other material risks.

Response: The Company added the following risk factor on page 18 of Amendment No. 1 to discuss the risks associated with using a third-party operator to operate certain of the Company’s venues and amphitheaters: “Venu’s reliance on third-party operators to manage and operate Ford Amphitheater and future amphitheater locations exposes Venu to risks, including profit sharing, limited operational control, non-compete restrictions, indemnification obligations, and potential disruptions from the termination or renewal of operating agreements.”

Note Live’s debt obligations may adversely affect cash flow and impose restrictions..., page 13

7.	Please update this risk factor to disclose outstanding indebtedness as of a more recent date, as it appears that the outstanding debt figure as of March 31, 2024 does not reflect that the full amount of the $10 million convertible promissory note issued to KWO, LLC has been drawn, per disclosure at page 49.

Response: In Amendment No. 1, the Company updated the applicable risk factor on page 13 to disclose the Company’s outstanding indebtedness as of a more recent date - September 19, 2024.

The price and availability of food, ingredients, retail merchandise, transportation..., page 22

8.	We note your disclosure here that you are subject to “the general risks of inflation,” and at page 46 you primarily attribute higher food and beverage costs and labor costs in fiscal 2023 to “increased raw ingredient and food costs due to inflation” and “inflationary pressures,” respectively. You also state at page 48 that inflation “impacted our business throughout 2022 and 2023 and...has continued to impact our business during 2024.” Please update this risk factor if recent inflationary pressures have materially impacted your operations. Identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company revised the applicable risk factor on page 22 of Amendment No. 1 to address how recent inflationary pressures have materially impacted the Company’s operations, addressing both the types of inflationary pressures the Company is facing and how its business has been affected.

United States Securities and Exchange Commission
September 19, 2024

Risks Related to Ownership of Our Common Stock, page 28

9.	Please add or supplement a risk factor to discuss potential impacts to purchasers in the offering of the additional dilution sources identified at pages 11 and 37 of the prospectus, such as the 1,000,000 shares of Class C Common Stock issuable upon conversion of a convertible promissory note, as amended to provide for the issuance of Class D Common Stock instead, and 3,936,583 shares of Class B Non-Voting Common Stock issuable upon exercise of warrants, which you disclose will be exchangeable for Class D Common Stock.

Response: The Company supplemented the following risk factor on page 30 of Amendment No. 1 to address the potential impacts to purchasers in the offering of the additional dilution sources noted in the Staff’s comment: “If you purchase our Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.”

Future sales of substantial amounts of shares of our Class D Common Stock by existing shareholders..., page 30

10.	Please expand this risk factor to reflect that this registration statement seeks to facilitate the resale of a substantial number of shares into the public market by the selling stockholders identified in the alternate resale prospectus and address any potential impacts to the market price of the Class D Common Stock. Disclose the percentage of the initial public offering shares that the resale shares constitute, and explain, if true, that some or all of the selling stockholders acquired their shares at and/or may exercise warrants to acquire shares at a lower price than the offering price of the Class D Common Stock sold in the IPO and thus may accept a lower price for the resale shares. Provide examples of the prices at which the selling stockholders acquired their shares and the exercise price of warrants.

Response: The Company expanded the applicable risk factor on page 30 of Amendment No. 1. In many cases, the selling stockholders acquired their shares at the same offering price of the common stock offered in this offering. However, with respect to those selling stockholders that acquired their shares at a lower price than the offering price of the common stock sold in this offering, the Company provided examples of the prices at which selling stockholders acquired their shares as requested by the Staff.

United States Securities and Exchange Commission
September 19, 2024

Use of Proceeds, page 36

11.	Please revise to more specifically identify the principal purposes for which the net proceeds of the offering are intended to be used and the approximate amount to be used for each such purpose. If some or all of the proceeds are to be used for one or more of the Sunset Amphitheater(s) or other ongoing restaurant/venue projects you describe elsewhere, as implied by the reference to “open[ing] new restaurants and music and entertainment venues in certain metropolitan areas,” disclose as much and, if a material amount of other funds are necessary to complete such project(s), state the amount of such other funds and the sources thereof. Refer to Item 504 of Regulation S-K.

Response: The Company revised the “Use of Proceeds” section on page 36 of Amendment No. 1 to more specifically identify the principal purposes for which the net proceeds of the offering are intended to be used and the approximate amount to be used for each such purpose in accordance with Item 504 of Regulation S-K. The proceeds are not expected to be used for the development of one or more of the Sunset Amphitheater(s) or other ongoing restaurant/venue projects described in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Venue Ownership, page 41

12.	In the chart in this section, please distinguish “The Sunset OKC” from the other anticipated Sunset locations by indicating that you have not entered into a public-private partnership agreement or secured a location for such venue. Additionally, please clarify whether you have entered into definitive agreements with the city of El Paso, Texas regarding Sunset El Paso. You disclose at page 68 that the Purchase and Sale Agreement and Chapter 380 Agreement with El Paso were executed in June and July 2024, but the description under “Public-Private Partnership in El Paso, Texas” at page 78 states that the development agreement “will be negotiated in the next 60 days” and that the public-private partnership “will be established.” Please revise for consistency and, if the related agreements have been entered into, file executed versions as exhibits to the registration statement.

Response: The Company updated the applicable chart on page 42 of Amendment No. 1 to distinguish The Sunset OKC as directed by the Staff by adding an asterisk comment below the chart. The Company also updated its disclosures regarding The Sunset El Paso to reflect that the agreements related to the Company’s public-private partnership with the City of El Paso, Texas, have been entered into. The Purchase and Sale Agreement and the Chapter 380 Economic Development Program Agreement between the Company and the City of El Paso, Texas, are filed as Exhibits 10.45 and 10.46, respectively.

Consolidated Results of Operations
Other Expense, page 47

13.	Please revise to explain the decrease in other expense during 2023 compared to 2022.

Response: On page 48 of Amendment No. 1, disclosure was added explaining that such decrease was primarily due to the loss on extinguishment of debt during 2022, which did not reoccur in 2023.

United States Securities and Exchange Commission
September 19, 2024

Business
Notes Live’s Venues
Music Venues - Bourbon Brothers Presents (Indoor Music Hall), page 62

14.	We note your disclosure that, “Notes Live aims for the BBP CO venue to be rented for events up to 100 times per year,” but it is unclear the extent to which the venue has met this stated goal. Please disclose how many events were held at BBP CO in 2022 and 2023, and the number of events held in 2024 to date. Provide similar information for BBP GA since it opened in June 2023.

Response: On page 64 of Amendment No. 1, the Company disclosed how many events have been held at BBP CO and BBP GA during the applicable periods in 2022, 2023, and 2024 to date.

Music Venues - The Sunset Amphitheater (Outdoor Amphitheater), page 63

15.	For each of the Sunset amphitheater projects described in this section, please ensure that your disclosure is clear as to (i) whether Notes Live or a majority- or minority-owned subsidiary is or is expected to be the operative entity and hold the assets associated with the project, and (ii) whether Notes Live or a third party operates or will operate the venue. For example, the description of the Broken Arrow, Oklahoma project implies that subsidiary Sunset at Broken Arrow LLC will be the operative entity, while the description of the McKinney, Texas project mentions only Notes Live despite the existence of subsidiaries “Sunset at McKinney LLC” and “Sunset Operations at McKinney LLC,” per page 71.

Response: The Company clarified its disclosures regarding its interests in each of its subsidiaries and whether each of its venues will be operated by the Company or by a third-party. The updated disclosures are found on pages 65–69 of Amendment No. 1.

Notes Live’s Subsidiaries and Properties, page 70

16.	Please reconcile the percentage interests shown in the table in this section with the description of these entities in the notes to financials. For example, you indicate here and in Exhibit 21.1 that you have a 40% interest in Sunset Hospitality Collection LLC, but page F-8 states that you own 57% of such entity. There are also discrepancies for Sunset at Broken Arrow, LLC and Sunset at McKinney, LLC, among others. If appropriate to distinguish between current ownership and “projected ownership,” revise to make this clear for investors.

Response: The Company updated the percentage interests in the applicable table on page 72 of Amendment No. 1 for consistency with the interests reported in the notes to its financial statements.

United States Securities and Exchange Commission
September 19, 2024

Public-Private Partnership Obligations, page 73

17.	Please provide through a clear method of presentation, such as tabular disclosure, the aggregate amount that Notes Live has committed to invest and/or pay as purchase price for land or other assets under the public-private partnership agreements and/or term sheets with Broken Arrow, Oklahoma, McKinney, Texas, and El Paso, Texas, as well as any associated deadlines for raising or paying such amount. For example, include the minimum capital investment amounts related to Sunset Broken Arrow and Sunset El Paso, as well as the McKinney Purchase Price.

Response: The Company added a tabular disclosure addressing the Company’s investment commitments, purchase prices for land and assets, and associated deadlines. The tabular disclosure is provided on page 75 of Amendment No. 1.

Certain Relationships and Related-Party Transactions, page 95

18.	Please expand this section to provide all of the disclosure required pursuant to Item 404 of Regulation S-K. In this regard, you indicate that this section discloses transactions since January 1, 2023, but you are required to provide information for the two fiscal years preceding your last fiscal year as well. Refer to Instruction 1 to Item 404.

Response: On pages 96–97 of Amendment No. 1, the Company updated the “Certain Relationships and Related-Party Transactions” section to provide the information required pursuant to Item 404 of Regulation S-K, expanding its disclosure to include information for fiscal years 2021 and 2022.

United States Securities and Exchange Commission
September 19, 2024

Notes to the Condensed Consolidated Financial Statements
Note 9 – Equity
Stockholders’ Equity, page F-20

19.	Please revise to disclose all pertinent rights and privileges of Class D Voting Common Stock, including voting privileges and any rights and privileges materially different from other classes of stock. Refer to ASC 505-10-50-3.

Response: The Company revised its discussion of stockholders’ equity on page F-23 of its financial statements included with Amendment No. 1 to discuss the rights and privileges of Class D Voting Common Stock. The Company notes, however, that effective September 6, 2024, the Company amended and restated its Articles of Incorporation to, among other things, cause any and all outstanding shares of its Class A Voting Common Stock, Class C Voting Common Stock, and Class D Voting Common Stock to be converted on a one-for-one basis into “Common Stock.” Under the Amended and Restated Articles of Incorporation, the authorized classes of common stock now consist solely of “Common Stock” and “Class B Non-Voting Common Stock,” which are identical except with respect to voting rights, as each share of “Common Stock” entitles the holder to one vote per share held, while each share of Class B Non-Voting Common Stock does not entitle the holder to any voting rights. The Company has added this additional disclosure to the “Subsequent Events” section of its financial statements on page F-27 of Amendment No. 1.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Principles of Consolidation, page F-31

20.	Please tell us, in sufficient detail, how you have complied with the disclosure requirements of ASC 810-10-50-3 and 5A (including significant judgments and assumptions made in consolidating VIEs, restrictions on assets, lack of creditor recourse, terms of arrangements that could require you to provide financial support to your VIEs among others), or revise your disclosure including your interim financial statements.

Response: The Company revised its disclosure in its interim financial statements for the period ending June 30, 2024, to discuss its Non-Controlling Interest and VIEs. Per ASC 810-10-50-3 and ASC 810-10-50-5B, a VIE may issue voting equity interests and the entity that holds a majority voting interest also may be the primary beneficiary of the VIE. If so, and if the VIEs meet the definition of a business, and the VIEs’ assets can be used for purposes other than the settlement of the VIEs’ obligations, the disclosures in paragraph 810-10-50-3(bb) through (d) are not required. The Company takes the approach that the VIEs meets the definition of a business, all of the Company’s VIEs are created for the primary benefit of the Company and its operating assets and the Company is the primary beneficiary of the VIEs, the VIEs may issue voting equity interests, the Company owns all of the voting equity interests of each specific VIE, and each VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations. The Company has described its VIEs as they are structured similarly to each other and listed the VIEs’ financial information per VIE in its interim financial statements for the period ending June 30, 2024.

United States Securities and Exchange Commission
September 19, 2024

Note 9 – Equity, page F-41

21.	Please revise the first sentence of the last paragraph of Note 9 on page F-42 to state that you effected a forward split of the Class C shares as well.

Response: In Amendment No. 1, the Company revised the disclosure on page F-47 to state that a forward split of the Company’s shares of Class C Voting Common Stock was effected on November 3, 2023.

Selling Shareholders, page ALT-2

22.	For each entity listed in this table, identify the natural person(s) with voting and/or dispositive control over the shares held by it. To the extent any such natural persons have had a position, office, or other material relationship with the registrant or any of its predecessors or affiliates within the past three years, disclose the natural of such relationship. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Response: The natural person(s) with voting and/or dispositive control over the shares held by each entity in the Selling Shareholders table have been identified in footnote (9) to the Selling Shareholders table.

Note 11 – Warrants, page F-43

23.	We note the weighted average grant date fair value for warrants granted of $4.42 and $1.87 in 2022 and 2023. Please provide us with your calculation of equity based compensation related to warrants for both periods presented and tell us how you derived the $1,256,243 unrecognized compensation cost related to non-vested warrants as of December 31, 2023. In addition, tell us how you derived the weighted average exercise price of $0.11 for the warrants outstanding at December 31, 2022.

Response: In Amendment No. 1, the Company revised the disclosure in Note 11 – Warrants on page F-48 to update the weighted average grant date fair value for warrants for both 2022 and 2023. The calculation is attached to this letter as Exhibit A to show how the calculation of $1,256,243 as unrecognized compensation expense was derived. Lastly, the weighted average exercise price of $0.11 for the warrants outstanding at December 31, 2022 has been updated in Amendment No. 1 and disclosed in Note 11- Warrants on page F-48 and it is included in the attached calculation as well.

United States Securities and Exchange Commission
September 19, 2024

Item 17. Undertakings, page II-4

24.	Revise to include the undertakings that are applicable to the contemplated secondary offering, such as those in Item 512(a) of Regulation S-K.

Response: On page II-4 of Amendment No. 1, the Company added the undertakings required by Item 512(a) of Regulation S-K related to the contemplated secondary offering.

Resale Prospectus Alternate Cover Page, page ALT

25.	Your statement that, “No sales of the Resale Shares covered by this Resale Prospectus shall occur until the Class D Common Stock sold in our IPO begins trading on the NYSE American” is inconsistent with disclosure elsewhere throughout that the selling shareholders may sell their shares at a fixed price per share “until such time as our Class D Common Stock is listed on a national securities exchange.” Please clarify whether the selling shareholders will be able to sell shares pursuant to the resale prospectus prior to the closing of the initial public offering and commencement of trading. If not, please revise throughout accordingly and remove your disclosure that the “two offerings [will take] place concurrently.”

Response: The selling shareholders will not be able to sell shares pursuant to the resale prospectus prior to the closing of the initial public offering and commencement of trading of the Company’s common stock on the NYSE American. In Amendment No. 1, the Company has clarified this throughout the resale prospectus.

Exhibit 23.2

26.	Please have your auditor revise their consent to match the audit report date for Note 13.

Response: An updated auditor consent was filed as Exhibit 23.2 to Amendment No. 1.

General

27.	We note that you seek to register the resale of 38,869,067 shares of Class D Common Stock, and while the size of the initial public offering has not been added to the cover page of the primary offering prospectus, the alternate resale cover page states, “By separate prospectus…we have registered an aggregate of 1,000,000 shares...” As you are registering the resale of nearly all outstanding Class D shares, which potentially significantly outsizes the size of the initial public offering, please provide your analysis as to why the proposed resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09. Address the following in your analysis:

●	Disclose how long the resale shares have been held by the various selling shareholders and the transactions by which the selling shareholders came to acquire them. Explain whether all or nearly all of your current shareholders are being included in the resale offering, and if so, how this was decided upon.

United States Securities and Exchange Commission
September 19, 2024

●	It is unclear whether any of the selling shareholders will be subject to lock-up agreements, as “lock-up and leak-out restrictions” are referenced throughout the prospectus but only leak-out arrangements are described (e.g., at pages 99 and 105). Clarify the lock-up and/or leak-out arrangements that will apply to the various selling shareholders, which we note includes your officers and directors. Specifically, explain what “10%” refers to in your description of the leak-out agreements as “restrict[ing] their ability to sell more than 10% annually over a three-year period,” and explain whether and how these leak-out arrangements relate to the Form of Stock Conversion and Leak-Out Agreement filed as Exhibit 10.4 to the registration statement.

●	Please explain how the relative sizes of the resale and primary offerings were or will be determined. If the size of the resale offering will be equal to or exceed the size of the primary offering, tell us why the underwriter believes it will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of shares that the selling shareholders could offer and sell into the market once trading commences.

Response: The Company respectfully acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the proposed resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on behalf of the Company.

In Amendment No. 1, the total number of shares of common stock included in the resale prospectus has been reduced to 9,939,018 shares (the “Resale Shares”). A substantial number of Company shareholders are a party to a “leak-out agreement” that provides that the shareholders are contractually prohibited from selling or otherwise transferring greater than 10% of the shares they hold in any 12-month period until the third anniversary of the Company’s common stock being listed on a stock exchange. “Leak out” restrictions apply to approximately 25,621,162 of the issued and outstanding shares of the Company’s common stock, and, in most cases these leak-out restrictions were entered into with shareholders who purchased their shares in private placements that closed in 2023 or prior, and whose basis in their shares is less than $10.00 per share. Additional disclosure regarding these leak-out restrictions has been added in Amendment No. 1, including on page 100. Included in this additional disclosure are the leak-out restrictions applicable to the Company’s officers and directors. A “form of” a leak-out agreement was filed as Exhibit 10.4 to the Registration Statement that sets forth the sale restrictions applicable to most shareholders who are subject to these sale volume restrictions.

United States Securities and Exchange Commission
September 19, 2024

The Company has not entered into a registration rights agreement (or similar) with any of its shareholders. In the Registration Statement, the Company, in an anticipation of a public market developing for its stock, originally sought to register all or substantially all of its outstanding shares (and shares underlying outstanding warrants) such that its shareholders, subject to applicable “leak-out” restrictions or other limitations under applicable securities laws (such as those that apply to “control persons”), could, at their election, sell or transfer a portion of their shares. The Company did not afford any shareholders preferential treatment or exclude any particular shareholders. The Company is not aware of any plan, or the intent of the shareholders included in the Resale Prospectus (the “Selling Shareholders”), with respect to the sale of the Selling Shareholders’ shares, however, because the Selling Shareholders acquired their shares in one or more exempt offerings, including those shares in the Registration Statement was intended as a courtesy and accommodation to the Company’s shareholders to facilitate any sales they may later seek to effect from time to time. Moreover, inclusion of the Resale Shares in the Registration Statement was (and is) intended to help create sufficient public float for market liquidity. In Amendment No. 1, the Company has reduced the total number of shares included in the resale prospectus to only include shares that are not subject to any contractual “leak-out” restrictions.

The Company respectfully advises the Staff that the Selling Shareholders are not alter egos of the Company, and that any resale of the Company’s common stock by them as contemplated in the Registration Statement is appropriately characterized as a secondary offering rather than a primary offering in which the Selling Shareholders are acting as conduits in a distribution to the public.

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), Question 612.09 (“C&DI 612.09”), which identifies factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

United States Securities and Exchange Commission
September 19, 2024

Each of the above factors mentioned in the C&DI 612.09 is discussed below.

Factor 1: How long the Selling Shareholders have held the securities.

The Selling Shareholders acquired their shares at the Company’s inception or otherwise participated in various private placements the Company conducted since its inception to implement its business plan and support its growth. For example, of the Resale Shares: (i) approximately 3,842,600 were issued in various private placements that closed in 2022 or before and were conducted to help fund the Company’s initial developments and projects in the Colorado Springs area; (ii) approximately 430,150 were issued in a private placement initiated in May 2022 to raise capital to, among other things, support the Company’s expansion into Georgia; and (iii) approximately 3,103,591 were issued in a private placement initiated in November 2023 to raise capital to, among other things, fund various pre-opening costs for the Ford Amphitheater. In each case, these prior private placements were conducted for a primary purpose that differs from that of the Company’s initial public offering (the “IPO”) to be effected under the Registration Statement, and the proceeds from those prior private placements were used for different purposes than the anticipated use of proceeds from the IPO.

The Selling Shareholders have held their shares for a significant period of time and borne significant market risk related to their investment in the Company. Of the Resale Shares, approximately 64% have been issued and outstanding for greater than one year (and in many cases represent shares that have been outstanding well in excess of one year), and approximately 2,168,330 shares were originally issued in private transactions for compensatory purposes to persons who, in many cases, have been employed by the Company since its inception (or shortly after) and have contributed substantially to its growth and development over a period of many years. Moreover, of the approximately 450 Selling Shareholders, approximately 275 who hold a portion of their shares (those not included in the Resale Shares) subject to “leak out” restrictions. These factors demonstrate that the Selling Shareholders have borne substantial market risk, and, will continue to bear substantial market risk following the IPO, with respect to their investment and acquired their shares with an intention to hold them as an investment and not as underwriters.

United States Securities and Exchange Commission
September 19, 2024

Generally, the longer shares are held, the less likely it is that the selling stockholders could be deemed to be acting as a mere conduit for the Company. Although a small portion of the Resale Shares were issued in transactions that less than six months ago, the Company notes that there is no mandatory holding period for a private offering (such as the Company’s private placement conducted earlier in 2024) to be characterized as a private placement. Although the Company conducted a private placement into 2024, investors in that offering do not have any form of registration rights, and analogous SEC guidance indicates that a valid secondary offering could (in theory) occur immediately following the closing of a private placement. For example, C&DI, Question 139.11 (“C&DI 139.11”) provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)- exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states, a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

United States Securities and Exchange Commission
September 19, 2024

Furthermore, because the purchase price has already been paid and the Resale Shares have already been delivered to the holders, they bear the investment risk of holding those securities. Even those Selling Shareholders who acquired their shares less than one year ago did so with the knowledge that they might not be able to exit their positions at a profit, and they represented that they purchased the shares with the intent to invest, rather than to effect a distribution, as an underwriter would have. These investors have already been subject to the full investment risk associated with ownership of the Company’s equity securities for multiple months, and even if the Registration Statement were immediately declared effective it could be several months, at a minimum, before the investors could resell all of their shares while a market develops for the Company’s common stock. Accordingly, even those Selling Shareholders who acquired their shares in 2024 cannot be compared to underwriters, as underwriters (by definition) do not take long-term risk on an issuer’s equity securities.

Factor 2: The circumstances under which the Selling Shareholders received the securities.

As described above, each of the Selling Shareholders acquired their shares in private transactions and as an investment and not as part of an underwritten offering. The Selling Shareholders received their shares in one or more bona fide private placement transactions pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Regulation D promulgated thereunder. None of the Selling Shareholders have contractual registration rights. In the subscription documents for the Company’s prior private offerings, the investors made specific representations to the Company that they were purchasing their shares for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, subscribers represented that it had made its own independent decision to purchase securities in the applicable offering. The Company is not aware of any evidence that would indicate that these specific representations were false.

In addition, in a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk. The Resale Shares were issued in one or more private transactions that were not conducted at a discount. All of the Resale Shares were acquired before a public market existed for the Company’s common stock.

Moreover, to the Company’s knowledge, no Selling Shareholders has any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock, nor is there any evidence that any of the Selling Shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. To do so would violate the detailed representations made by them in the Securities Purchase Agreement.

United States Securities and Exchange Commission
September 19, 2024

Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the Shares that indicates that the transaction was anything other than what is appears to be – a bona fide private placement of securities with investors designed to meet the Company’s legitimate and both immediate and longer-term funding requirements.

Factor 3: The Selling Shareholders’ relationship with the Company.

The Company does not have an underwriting relationship with any of the Selling Shareholders. The Selling Shareholders are persons who are long-term investors in the Company. Of the greater than 400 Selling Shareholders, only eight are officers or directors of the Company and these persons collectively only beneficially own a portion of the Resale Shares (approximately 27%)1. Otherwise, none of the other Selling Shareholders have had any material relationships with the Company. Each of the Selling Shareholders acquired their shares as an investment and are not acting as conduits for the Company; they are investors, who after being at risk for their investment (in many cases for multiple years), may opportunistically seek partial investment liquidity. None of the Selling Shareholders is affiliated or associated with any of the underwriters, none of the Selling Shareholders were introduced to the Company by the underwriters and none of the underwriters were compensated in connection with the sale of any securities registered for resale by the Selling Shareholders. To the extent the Selling Shareholders sell shares pursuant to the Registration Statement, the Selling Shareholders will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

Each of the Selling Shareholders who have borne the market risk of their investment in the Company for in, most cases, greater than six months prior to filing of the Registration Statement (and in many cases well in excess of one year) has indicated to the Company about its intent to register and resell a portion of its shares. The Company has elected to include the Resale Shares in the Registration Statement for the reasons outlined above, and not to somehow facilitate or conduct an indirect primary offering for the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting, and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of the Resale Shares contemplated by the Registration Statement.

[1]	The Company acknowledges that any resales by officers and directors may be subject to volume or other limitations imposed under Rule 144 and other SEC guidance. The Company also notes that SEC guidance indicates the inclusion of “affiliates” in a secondary offering is does not cause the that offering to in effect be an offering done on behalf of the issuer. See C&DI, Question 216.14 for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, which provides: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”.

United States Securities and Exchange Commission
September 19, 2024

Factor 4: The amount of shares to be sold by the Selling Shareholders.

Assuming all of the Resale Shares being registered for resale by the Selling Shareholders are sold, on an after-issued basis, they would represent approximately 27% of the total number of shares of the Company’s common stock outstanding after the primary offering. While it appears that the amount of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, a single-minded focus on the number of shares is inconsistent with C&DI 612.09 and the facts and circumstances recited above. The Company notes that the Staff’s interpretative position in C&DI, Question 612.12 (“C&DI 612.12”) makes clear that the amount of securities offered (whether by an affiliate or otherwise) is not the determinative factor when considering whether an offering is properly characterized as a primary offering or a secondary offering. Other factors discussed in this letter, such as the Selling Shareholders’ investment intent and the circumstances under which the Selling Shareholders acquired the Shares, support the characterization of the proposed offering as secondary in nature.

The number of shares of common stock being registered in connection with the resale offering, relative to the number of shares to be offered in the IPO, was determined in consultation with the underwriter, giving consideration to the potential demand for the Company’s common stock from potential investors on the market, with a purpose of creating sufficient public float for market liquidity. The Company and the underwriter expect that the leak-out restrictions in place will allow for sufficient public float and provide flexibility for the Selling Shareholders while preventing excessive supply of shares to the market, which may cause fluctuations in the market price of the Company’s common stock.

In the process of building sufficient demand for the public offering and facilitating the creation of a public market, the underwriter has considered the following:

●	The number of shares being offered in the IPO is based on the Company’s needs.

●	The number of shares offered for resale by the Selling Shareholders has been determined by the Company and agreed upon by the underwriters. Consideration was given to the aggregate number of shares outstanding following the IPO. Following the IPO, there will be approximately 36.8 million shares outstanding. In addition to the 1,00,000 shares being offered in the IPO, there are approximately 9.9 million shares being registered for resale by the selling stockholders, leaving an aggregate of approximately 10.9 million shares registered or registered for resale. These 10.9 million shares will represent approximately 29.9% of the outstanding shares after the offering. The Company believes that this percentage of shares falls within a range of the percentage of shares in the “public float” following an IPO.

As a result of the foregoing, the Company and the underwriters believe that the number of shares being registered for resale by the Selling Shareholders will not impact the ability of the underwriters to market the offering and that the availability of such shares could facilitate orderly trading in the aftermarket.

United States Securities and Exchange Commission
September 19, 2024

Factor 5: Whether the Selling Shareholders are in the business of underwriting securities.

None of the Selling Shareholders has an underwriting relationship with the Company or is in the business of underwriting securities. The Selling Shareholders are comprised of investors that purchased or acquired their Resale Shares from the Company in one or more private transactions and acquired their shares for investment purposes. In the case of the private placement the Company has conducted, in each case, prospective investors represented at the time of their subscription that they were buying for their own accounts and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation. To the Company’s knowledge, none of the Selling Shareholders has sold any portion of their positions since acquiring their shares. In addition, to the Company’s knowledge, no Selling Shareholder has any agreements or understandings, directly or indirectly, with any person to distribute its shares of Company common stock.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or, offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each Selling Shareholder has represented that such Selling Shareholder has purchased the securities convertible into the shares of common stock in the ordinary course for such Selling Shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares was not conditioned on the prior effectiveness of the Registration Statement or on the Selling Shareholders’ respective ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present with respect to the Selling Shareholder.

United States Securities and Exchange Commission
September 19, 2024

Factor 6: Whether under all the circumstance it appears that the Selling Shareholders are acting as a conduit for the Company.

The facts above do not support the conclusion that the Selling Shareholders are acting as a conduit for the Company. Each of the Selling Shareholders acquired the Company’s shares in bona fide investment transactions and has borne the long-term market and full economic risks of its investment in the Company’s shares.

The Selling Shareholders may sell their shares at prevailing market prices through brokers and will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. None of the Selling Shareholders will receive a commission or other remuneration from the Company if and when their shares are sold. Conversely, the Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. These facts support the conclusion that the Selling Shareholders are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Moreover, the Staff has noted in its C&DI, Question 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale transaction by the Selling Shareholders, as contemplated in the Registration Statement, should appropriately be classified as a genuine secondary offering and not a primary offering.

28.	We note that you are seeking to register the resale of “3,357,169 shares of Class D Common Stock issuable upon the exercise of certain warrants that were issued,” but at page 11 you identify as an additional dilution source “3,936,583 shares of Class B Non-Voting Common Stock issuable upon the exercise of certain warrants that were issued by the Company (which the Company expects to permit the holders to exchange into an equal number of shares of Class D Common Stock).” Please clarify whether the warrants overlying the 3,357,169 resale shares are exercisable for shares of Class D Common Stock, Class B Non-Voting Common Stock, or some other class. If not exercisable for Class D Common Stock, explain how and pursuant to which exemption or registration statement the selling shareholders will come to hold Class D Common Stock.

Response: Effective September 6, 2024, the Company amended and restated its Articles of Incorporation to, among other things, cause any and all outstanding shares of its Class A Voting Common Stock, Class C Voting Common Stock, and Class D Voting Common Stock to be converted on a one-for-one basis into “Common Stock.” In connection with its Amended and Restated Articles of Incorporation, the Company caused all of the Company’s outstanding warrants that were previously exercisable for shares of Class D Voting Common Stock or Class B Non-Voting Common Stock to be exercisable for shares of Common Stock. The Company is now offering shares of Common Stock (as opposed to “Class D Voting Common Stock”) in this initial public offering. The Company updated all related disclosures throughout Amendment No. 1.

United States Securities and Exchange Commission
September 19, 2024

29.	Please explain whether and how the presale of “firepit suites” at Ford Amphitheater and other of your planned outdoor amphitheaters that you disclose as a key financing strategy throughout the prospectus relates to equity ownership of Notes Live and/or its minority-owned subsidiaries. For example, indicate whether purchasers of firepit suites are also issued any equity securities, such as common stock or membership interests, and if not, explain why you associate the firepit suites with an investment in your company at certain places throughout the prospectus. For example, we note your disclosure at page 43 that you “anticipate raising cash needed through...private sales of membership interests in certain of our subsidiary entities (including interests in our firepit suites), and at page 67 you describe various “investment tiers” in The Sunset BA, whereby certain amounts are characterized as “investments” in return for ownership of firepit suites and tickets. Your website also identifies various “investment opportunities” involving purchase of firepit suites, tickets, parking, and other goods and services at the amphitheaters, some with forecasted “returns.” Provide your analysis as to whether these are offerings of securities, addressing specifically how a purchaser would generate the targeted returns associated with certain investment opportunities.

Response: The Sunset Amphitheater LLC (“Sunset CO”) is a subsidiary of Venu, and the owner and developer of the Ford Amphitheater. A portion of the costs to develop that amphitheater project were raised through the sale of Class B membership interests in Sunset CO to third parties. Those membership interests were offered and sold to third parties as “securities.” The offer and sale of those membership interests were conducted in accordance with the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(c). In Amendment No. 1, additional disclosure has been added on pages 71 and 72 regarding the economic rights attributable to the Class B membership units in Sunset CO (and other Company subsidiaries that have raised capital from third-party investors in a manner similar to Sunset CO). Any forecasted “returns” associated with subsidiary offerings primarily relate to the economic rights afforded to investors by virtue of being a Class B member in the applicable subsidiary, and the distributions of available cash generated from ticket sales and operations together with loss and depreciation that would be allocated to the Class B members under partnership tax rules and the governing documents for the applicable subsidiaries.

United States Securities and Exchange Commission
September 19, 2024

Investors in the offering conducted by Sunset CO, as part of their Class B membership interests, are afforded benefits related to amphitheater amenities including the right to use a firepit suite, tickets to shows at the venue and other in-kind benefits for events (such as preferential parking). References to “returns” on Venu’s website may, in certain cases, also capture the value of in-kind benefits members in Sunset CO are afforded if they were to independently pay for those amenities as do patrons who are members of the general public (such as parking costs, access to an owners club, and food and beverage benefits).

Other Venu subsidiaries have conducted, or expect to conduct, offerings of non-voting membership units similar to that previously conducted by Sunset CO. These offerings of membership interests also are offers and sales of securities. These subsidiary offerings are discrete offerings done by the specific subsidiaries at issue solely as a means to provide a component of the project financing for a specific venue project. The offerings have not been effected as part of a single financing plan to provide working to the parent corporation as a whole, have involved different securities with terms that differ from any offering conducted at the parent level, and instead they were offerings conducted for a specific project. With respect to the investment opportunities identified on Venu’s website, in each case, those relate to these subsidiary offerings and the project financing done by those subsidiaries, and the in-kind benefits (right to the use of a firepit suite, for example) members are afforded when they participate in a given offering.

Where non-voting members of Sunset CO (or other subsidiaries) are afforded rights or benefits related to the use of firepit suites at the venue, and other benefits related to the use of the venue, those rights are not separable from their Class B membership interest in Sunset CO. Rights to the use of a suite and similar benefits related to the use of venue amenities are offered to members for their personal use and benefit. Although a member could, at their election, transfer or sell tickets to a specific show held at the venue, the holistic and ongoing rights to a given suite and other venue amenities afforded (such as parking benefits, use of an on-site owners club, preferential pricing for food and beverages) may not be transferred or sold separate and apart of their Class B membership interest in Sunset CO.2

30.	Please provide us with a detailed analysis as to why Notes Live is not an investment company pursuant to the Investment Company Act of 1940, given its minority ownership interests in many of the entities that hold the property and/or assets of its business. In your response, please provide us with your analysis of the value of Notes Live’s “investment securities,” as defined in Section 3(a)(2) of the Investment Company Act of 1940, as a percentage of total assets on an unconsolidated basis.

Response: The Company respectfully submits that it is not an investment company under section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Company Act”). The Company is an entertainment and hospitality holding company and, through several subsidiary entities, it designs, develops, owns, and operates (whether directly or through third-party operators) music venues, outdoor amphitheaters, and full-service restaurants and bars.

[2]	Any resale of a Class B membership unit by a member would need to be effected in accordance with one or more exemptions from registration under the Securities Act of 1933 and applicable state law.

United States Securities and Exchange Commission
September 19, 2024

Section 3(a)(1)(A) of the Company Act defines an “investment company” to include an issuer which is primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities. Under Section 3(a)(1)(C) of the Company Act, an “investment company” also includes an issuer that is engaged or proposes to engage in the business of investing, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Importantly, for purposes of Section 3(a)(1)(C), “investment securities” are defined in Section 3(a)(2) of the Company Act as “all securities except . .. . securities issued by ‘majority-owned subsidiaries’ of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or (7) of the Company Act]” (emphasis added). For purposes of the Company Act, a “majority-owned subsidiary” of a person means a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company which is a majority-owned subsidiary of such person. In turn, “voting security” means any security presently entitling the owner or holder thereof to vote for the election of directors of a company. And, the term “director” means any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.

As described in the Registration Statement (see e.g., Prospectus Summary), since its inception, the Company has focused on its entertainment-campus venue concepts and meeting the growing demand for live entertainment by developing new venues, and not in any way as acting as, or holding itself out as, an investment company investing for its own account or otherwise being in the business (or proposing to be in the business) of investing, owning, holding or trading in securities. Venu’s assets and operations are primarily held in, and conducted through, wholly owned subsidiaries or majority-owned subsidiaries that are organized as limited liability companies. In certain cases Venu holds assets through subsidiaries in which its direct or indirect membership interest is less than 50%; however, in each such case, Venu holds 100% of the voting interests in the applicable subsidiary and each subsidiary is a manager-managed limited liability company with a wholly owned subsidiary of the Company, Notes Live Real Estate, LLC, serving as the sole manager.

United States Securities and Exchange Commission
September 19, 2024

In each case, Venu holds 100% of the “class a” membership units of these subsidiaries, and where third parties are issued units, they hold “class b” units (or, in one case, “class c” units). The governing documents for these subsidiaries expressly provide that only class a units entitle the holder to vote on any matters submitted to the members for a vote and do not afford voting rights for the class b units (and class c) sold to third parties, and those class b (or class c) members do not have the power to appoint, vote on, or remove the manager.

For accounting purposes, Venu treats each of the applicable subsidiaries as a majority-owned subsidiary or a variable interest entity, does not treat its interest therein as investment securities, and consolidates their assets and operations into its financial statements.

The table below identifies those subsidiaries in which Venu’s membership interest as of June 30, 2024 (and currently) is less than 50%.

Subsidiary	Nature of Assets	Voting Control; Manager
The Sunset Amphitheater LLC	Real property assets and improvements (owner of Ford Amphitheater)	● ●	100% of the voting units held by Venu Holding Corporation Sole Manager: Notes Live Real Estate, LLC

GA HIA, LLC	Real property assets and improvements (owner of site where Bourbon Brothers GA music hall and Bourbon Brothers Smokehouse & Tavern GA restaurant operate)	● ●	100% of the voting units held by Venu Holding Corporation Sole Manager: Notes Live Real Estate, LLC

Sunset Hospitality Collection LLC	Real property and improvements (owner of site where Roth’s Seafood & Chophouse, Brohan’s bar, and Notes Hospitality Collection are being constructed in Colorado Springs)	● ●	100% of the voting units held by Notes Live Real Estate, LLC Sole Manager: Notes Live Real Estate, LLC

United States Securities and Exchange Commission
September 19, 2024

Venu anticipates that with respect to certain of its other subsidiaries it may ultimately own less than a 50% membership interest (such as Sunset at Broken Arrow LLC, Sunset at Mustang Creek LLC and Sunset at El Paso LLC); however, in each case, the governance structure of those subsidiaries mimics, or would mimic, those described above whereby Venu holds, or will hold, membership units affording it 100% voting control and Venu (or a wholly owned subsidiary of Venu) will serve as the sole manager of those subsidiaries. For each subsidiary in which Venu currently holds less than a 50% membership interest, or in which it anticipates ultimately holding less than a 50% membership interest, Venu management either directly, or through wholly owned subsidiaries operate, manage and control both the overall strategic affairs of its subsidiary entities (such as decisions with respect to acquiring, developing and disposing of significant assets), and also the day-to-day affairs and operations of the assets and venues they own, develop, and operate – including, oversight and implementation of ticket and event sales, oversight of food and beverage sales and distribution, vendor negotiations, direct interaction with operating partners (such as AEG at the Ford Amphitheater) for event scheduling and operations, security coordination, and facility maintenance. Similarly, Venu management oversees and manages the development of all subsidiary venue assets, including site selection, design, coordination of local permitting, and development and construction oversight, and would have control over any later decision to sell, dispose, repurpose or similar strategic transaction with significant subsidiary assets. Third-party members are not afforded any form of management, voting or oversight rights with respect to these fundamental, strategic, or day-to-day decisions.

The interests Venu holds in those subsidiaries where its membership interest is less than 50% are not “investment securities” as that term is used in the Company Act, and thus those subsidiaries by definition under the Company Act are “majority owned subsidiaries.” Venu holds 100% of the voting interests in those entities, the class of membership units held by third parties do not afford the holders to vote on the appointment or removal of the manager, and either Venu, or a wholly owned Venu subsidiary, serves as the sole manager of those entities. Venu does not ascribe “value” on its balance sheet subsidiaries as investment securities, and investment securities do not comprise 40% of the value of Venu’s total assets (exclusive of government securities and cash items) on an unconsolidated basis (or consolidated basis).

Although its current (or proposed) subsidiary interests are not “investment securities,” Venu also notes that, notwithstanding Section 3(a)(1)(C) of the Company Act, pursuant to Section 3(b)(1), the Company would not be deemed an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities (the “3(b)(1) Exemption”). Venu does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities. As described throughout the Registration statement, since its inception its business has been focused on developing and owning music halls, restaurants and amphitheaters.

United States Securities and Exchange Commission
September 19, 2024

In determining whether a company is engaged primarily in an investment company business, the SEC and courts historically have considered the following five factors (the “Tonopah Factors”): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income.3

Applying these factors to Venu:

■	Since its inception in 2017, Venu has focused on its hospitality and entertainment business, which earns revenues from restaurant operations, hosting events, renting event space and owning / operating outdoor amphitheaters. Although the types and scale of these venues and restaurants have evolved over the course of the Company’s history (from casual to more upscale restaurants, and from smaller scale music halls to larger outdoor amphitheaters and entertainment campuses) the Company’s core focus has not changed.

■	Since its formation, the Company has consistently held itself out as an entertainment and venue focused developer and operator. The Company has never held itself out as an investment company or trading vehicle. As stated in the prospectus summary that is a part of the Registration Statement:

Venu is an entertainment and hospitality holding company based in Colorado Springs, Colorado. Through several subsidiary entities, Venu designs, develops, owns, and operates (whether directly or through third-party operators) up-scale music venues, outdoor amphitheaters, and full-service restaurants and bars where music, dining, and luxury experiences converge. . . . . Since its inception, Venu has strived to set a new standard in the hospitality and entertainment industry through its entertainment-campus venue concept and to meet the growing demand for live entertainment by developing new venues in strategically selected, rapid-growth, entertainment-underserved markets. Venu takes pride in being a catalyst for memorable experiences, a champion of local entertainment, and a contributor to vibrant communities.

[3]	See Tonopah Mining Company of Nevada, 26 S.E.C. 426, 427 (1947).

United States Securities and Exchange Commission
September 19, 2024

■	The Company’s officers and directors are engaged continuously with management of Venu and its various subsidiaries regarding operational and strategic issues including, as described above. Venu’s officers devote all (or substantially all) of their business time focused on the management and implementation of the Company’s over-all operations, including the assets and venues owned and operated by subsidiary entities. This includes, management either directly, or through certain wholly owned subsidiaries overseeing and managing both the overall strategic decisions and also all aspects of the day-to-day affairs and operations of The Sunset Amphitheater LLC (owner of the Ford Amphitheater) and those of other subsidiaries where Venu holds, or expects to hold, less than a 50% membership interest.

From time to time, these individuals will be involved in capital raising transactions on behalf of Venu (or its subsidiary entities), but this work is in the context of furthering the Company’s business plan to fund its venue focused assets and operations, and not somehow in the trading of securities for profit.

■	Excluding cash items, over 70% of the Company’s present assets are comprised its real property and equipment assets that are held by various of its subsidiaries that are used in the operations of the Company’s restaurant, music hall and amphitheater projects.[4] Except for the value of a 2% interest in Roth Industries, LLC, all other assets on the Company’s balance sheet are directly related to the Company’s restaurant, music hall and amphitheater operations and assets.

During 2024 year to date, the Company’s revenues have been generated entirely from restaurant operations, event center ticket and fee revenues, and rental and sponsorship revenues. The Company has generated de minimis income from interest income and other income, but this represents a small fraction of the income the Company has generated to date.

■	In considering the nature of a company’s present assets and the sources of its present income, the SEC has stated that generally, if a company has no more than 45% of its assets invested in investment securities and derives no more than 45% of its after-tax income from investment securities, it will not be regarded as being primarily engaged in an investment business.[5]

Even if the Company were somehow deemed an investment company under Section 3(a)(1)(C) of the Company Act, it qualifies for the 3(b)(1) Exemption. In determining whether a person is eligible for the 3(b)(1) Exemption, the SEC and courts typically look to the Tonopah Factors. For the reasons mentioned above the Company believes it clearly engaged in managing and operating its entertainment, restaurant, music hall and amphitheater focused businesses through its wholly owned and majority-owned subsidiaries, and therefore is not an investment company.

[4]	In considering the nature of a company’s present assets and the sources of its present income, the SEC has stated that generally, if a company has no more than 45% of its assets invested in investment securities and derives no more than 45% of its after-tax income from investment securities, it will not be regarded as being primarily engaged in an investment business. See, e.g., Rule 3a-l Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Financial Funding Group, Inc., SEC No-Action Letter (Mar. 3, 1982).

[5]	See, e.g., Rule 3a-l Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Financial Funding Group, Inc., SEC No-Action Letter (Mar. 3, 1982).

United States Securities and Exchange Commission
September 19, 2024

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7321 or PWaltz@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Peter F. Waltz
Peter F. Waltz

cc:	JW Roth
Chief Executive Officer
Venu Holding Corporation (f/k/a Notes Live, Inc.)

Exhibit A

													Split 5:1				Total	Vested
												Original	5				Warrants	Warrants
Balance	Additions	Cancellation	Exercise	10/18/2023	Post-Split	Balance	Grant	Expiration	Volatility	Expected	Current	Exercise	Exercise	12/31/2023	Vested	Unvested	Intrinsic	Intrinsic
12/31/2022	Pre-Split	Pre-Split	Pre-Split	1:5 Split	Cancellation	12/31/2023	Date	Date	Start Date	Term	# of Units	Price	Price	Total $	Warrants	Warrants	Value	Value
13,333	-	-	-	66,665	-	66,665	4/5/2021	4/5/2026	4/6/2017	3.25	66,665	$0.01	$0.12	$8,000	33,332	33,333	$658,650	$329,320
13,333	-	-	-	66,665	-	66,665	4/5/2021	4/5/2026	4/6/2017	3.25	66,665	$0.01	$0.12	$8,000	33,332	33,333	$658,650	$329,320
3,333	-	-	-	16,665	-	16,665	4/5/2021	4/5/2026	4/6/2017	3.25	16,665	$0.01	$0.12	$2,000	8,332	8,333	$164,650	$82,320
3,333	-	-	-	16,665	-	16,665	4/5/2021	4/5/2026	4/6/2017	3.25	16,665	$0.01	$0.12	$2,000	8,332	8,333	$164,650	$82,320
500	-		(167)	1,665	-	1,665	4/5/2021	4/5/2026	4/6/2017	3.25	1,665	$0.01	$0.12	$200	832	833	$16,450	$8,220
1,333	-	-	-	6,665	-	6,665	4/5/2021	4/5/2026	4/6/2017	3.25	6,665	$0.01	$0.12	$800	3,332	3,333	$65,850	$32,920
667	-	-	-	3,333	-	3,333	4/5/2021	4/5/2026	4/6/2017	3.25	3,333	$0.01	$0.12	$400	1,666	1,667	$32,933	$16,460
5,000	-	-	-	25,000	-	25,000	5/17/2021	5/17/2026	5/18/2017	3.25	25,000	$0.01	$0.12	$3,000	12,500	12,500	$247,000	$123,500
12,500	-	-	-	62,500	-	62,500	10/28/2021	10/28/2026	10/29/2016	4.00	62,500	$0.03	$0.12	$7,500	37,500	25,000	$617,500	$370,500
500	-	-	-	2,500	-	2,500	1/15/2022	1/15/2027	1/16/2017	4.00	2,500	$10.00	$40.00	$100,000	1,000	1,500	$(75,000)	$(30,000)
250	-	-	(250)	-		-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
500	-	(500)	-	-	-	-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
250	-	(250)	-	-	-	-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
250	-	(250)	-	-	-	-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
250	-	(250)	-	-	-	-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
313	-	(313)	-	-	-	-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
500	-	(500)	-	-	-	-	2/16/2022	2/16/2023	2/16/2021	1.00	-	$10.00	$2.00	$-	-	-	$-	$-
20,000	-	-	-	100,000	-	100,000	3/1/2023	3/1/2020	3/2/2018	4.00	100,000	$10.00	$2.00	$200,000	20,000	80,000	$800,000	$160,000
25,000	-	-	-	125,000	-	125,000	4/11/2022	4/11/2036	4/12/2018	3.25	125,000	$10.00	$2.00	$250,000	31,250	93,750	$1,000,000	$250,000
25,000	-	-	-	125,000	-	125,000	4/11/2022	4/11/2036	4/12/2018	3.25	125,000	$10.00	$2.00	$250,000	31,250	93,750	$1,000,000	$250,000
100,000	-	-	-	500,000	-	500,000	4/11/2022	4/11/2036	4/12/2018	3.25	500,000	$10.00	$2.00	$1,000,000	125,000	375,000	$4,000,000	$1,000,000
25,000	-	-	-	125,000	-	125,000	4/11/2022	4/11/2036	4/12/2018	3.25	125,000	$10.00	$2.00	$250,000	31,250	93,750	$1,000,000	$250,000
5,000	-	-	-	25,000	(25,000)	-	4/19/2022	4/19/2029	4/20/2017	4.00	-	$10.00	$2.00	$-	-	-	$-	$-
10,000	-	-	-	50,000	-	50,000	4/19/2022	4/19/2029	4/20/2017	4.00	50,000	$10.00	$2.00	$100,000	10,000	40,000	$400,000	$80,000
5,000	-	-	-	25,000	-	25,000	4/19/2022	4/19/2029	4/20/2017	4.00	25,000	$10.00	$2.00	$50,000	5,000	20,000	$200,000	$40,000
2,500	-	-	-	12,500	(12,500)	-	4/19/2022	4/19/2029	4/20/2017	4.00	-	$10.00	$2.00	$-	-	-	$-	$-
10,000	-	-	-	50,000	-	50,000	4/19/2022	4/19/2029	4/20/2017	4.00	50,000	$10.00	$2.00	$100,000	10,000	40,000	$400,000	$80,000
2,500	-	(2,000)	-	2,500	-	2,500	4/19/2022	4/19/2029	4/20/2017	4.00	2,500	$10.00	$2.00	$5,000	500	2,000	$20,000	$4,000
5,000	-	-	-	25,000	-	25,000	4/19/2022	4/19/2029	4/20/2017	4.00	25,000	$10.00	$2.00	$50,000	5,000	20,000	$200,000	$40,000
7,500	-	-	-	37,500	-	37,500	4/19/2022	4/19/2029	4/20/2017	4.00	37,500	$10.00	$2.00	$75,000	7,500	30,000	$300,000	$60,000
500	-	-	-	2,500	-	2,500	6/3/2022	6/3/2029	6/4/2017	4.00	2,500	$10.00	$2.00	$5,000	500	2,000	$20,000	$4,000
1,000	-	-	-	5,000	-	5,000	10/11/2022	10/11/2027	10/11/2021	1.00	5,000	$15.00	$3.00	$15,000	5,000	-	$35,000	$35,000
21,000	-	-	-	105,000	-	105,000	10/11/2022	10/11/2027	10/11/2021	1.00	105,000	$15.00	$3.00	$315,000	105,000	-	$735,000	$735,000
21,000	-	-	-	105,000	-	105,000	10/11/2022	10/11/2027	10/11/2021	1.00	105,000	$15.00	$3.00	$315,000	105,000	-	$735,000	$735,000
30,000	-	-	-	150,000	-	150,000	10/11/2022	10/11/2027	10/11/2021	1.00	150,000	$15.00	$3.00	$450,000	150,000	-	$1,050,000	$1,050,000
36,000	-	-	-	180,000	-	180,000	10/11/2022	10/11/2027	10/11/2021	1.00	180,000	$15.00	$3.00	$540,000	180,000	-	$1,260,000	$1,260,000
41,000	-	-	-	205,000	-	205,000	10/11/2022	10/11/2027	10/11/2021	1.00	205,000	$15.00	$3.00	$615,000	205,000	-	$1,435,000	$1,435,000
50,000	-	-	-	250,000	-	250,000	10/11/2022	10/11/2027	10/11/2021	1.00	250,000	$15.00	$3.00	$750,000	250,000	-	$1,750,000	$1,750,000
2,000	-	-	-	10,000	(10,000)	-	11/7/2022	11/7/2028	11/8/2017	4.00	-	$15.00	$3.00	$-	-	-	$-	$-
12,500	-	-	-	62,500	(62,500)	-	8/1/2022	8/1/2030	8/2/2017	4.00	-	$15.00	$3.00	$-	-	-	$-	$-
5,000	-	-	-	25,000	-	25,000	8/16/2022	8/16/2029	8/17/2017	4.00	25,000	$15.00	$3.00	$75,000	5,000	20,000	$175,000	$35,000
1,500	-	-	-	7,500	-	7,500	8/8/2022	8/8/2027	8/9/2019	2.10	7,500	$15.00	$3.00	$22,500	2,500	5,000	$52,500	$17,500
-	10,000	-	-	50,000	-	50,000	1/24/2023	1/24/2030	1/25/2019	3.25	50,000	$15.00	$3.00	$150,000	-	50,000	$350,000	$-
-	3,000	-	-	15,000	-	15,000	1/9/2023	1/9/2028	1/10/2020	2.10	15,000	$15.00	$3.00	$45,000	-	15,000	$105,000	$-
-	5,000	-	-	25,000	-	25,000	10/16/2023	10/16/2030	10/17/2018	4.00	25,000	$35.00	$7.00	$175,000	-	25,000	$75,000	$-
-	1,000	-	-	5,000	-	5,000	10/18/2023	10/18/2030	10/19/2019	3.25	5,000	$35.00	$7.00	$35,000	-	5,000	$15,000	$-
-	1,000	-	-	5,000	-	5,000	3/1/2023	3/1/2030	3/2/2019	3.25	5,000	$15.00	$3.00	$15,000	-	5,000	$35,000	$-
-	4,000	-	-	20,000	-	20,000	3/27/2023	3/27/2028	3/28/2019	3.25	20,000	$15.00	$3.00	$60,000	-	20,000	$140,000	$-
-	1,000	-	-	5,000	-	5,000	6/12/2023	6/12/2030	6/13/2018	4.00	5,000	$15.00	$3.00	$15,000	-	5,000	$35,000	$-
-	500	-	-	2,500	-	2,500	6/5/2023	6/5/2030	6/6/2018	4.00	2,500	$15.00	$3.00	$7,500	-	2,500	$17,500	$-
-	1,000	-	-	5,000	-	5,000	7/17/2023	7/17/2030	7/18/2019	3.25	5,000	$15.00	$3.00	$15,000	-	5,000	$35,000	$-
-	25,000	-	-	125,000	-	125,000	7/5/2023	7/5/2030	7/6/2018	4.00	125,000	$15.00	$3.00	$375,000	-	125,000	$875,000	$-
-	5,000	-	-	25,000	-	25,000	7/6/2023	7/6/2030	7/7/2018	4.00	25,000	$15.00	$3.00	$75,000	-	25,000	$175,000	$-
-	5,000	-	-	25,000	-	25,000	7/6/2023	7/6/2030	7/7/2018	4.00	25,000	$15.00	$3.00	$75,000	-	25,000	$175,000	$-
21,218	0	-	-	106,095		106,095	Various	Various	Various	4.00	106,095	$50.00	$10.00	$1,060,945	106,095	-	$-	$-
-	3,333	-	-	16,665	-	16,665	5/27/2020	5/27/2025	5/29/2015	3.75	16,665	$6.00	$1.20	$19,998	12,499	4,166	$146,652	$109,989
-	6,667	-	-	33,335	-	33,335	5/27/2020	5/27/2025	5/29/2015	3.00	33,335	$6.00	$1.20	$40,002	33,335	-	$293,348	$293,348
-	833	-	-	4,165	-	4,165	5/27/2020	5/27/2025	5/29/2015	3.75	4,165	$6.00	$1.20	$4,998	3,124	1,041	$36,652	$27,489
-	833	-	-	4,165	-	4,165	5/27/2020	5/27/2025	5/29/2015	3.00	4,165	$60.00	$12.00	$49,980	4,165	-	$(8,330)	$(8,330)
-	13,333	-	-	66,667	-	66,667	5/27/2020	5/27/2025	5/29/2015	3.00	66,667	$6.00	$1.20	$80,000	66,667	-	$586,667	$586,667
-	4,583	-	-	22,915	-	22,915	12/9/2019	7/6/2024	12/10/2014	3.75	22,915	$0.10	$0.02	$500	18,332	4,583	$228,650	$182,920
541,363	91,083	(4,063)	(417)	3,139,830	(110,000)	3,029,830					3,029,830		Wtd Avg 2023	$2.5953	1,669,124	1,360,706	$22,434,974	$11,807,464
													Wtd Avg 2022	$2.2543	3,029,830	Total Check
		1/1/2022	540,000	$0.11									Unrecognized compensation expense
		Granted	2,515,155	$2.31									1,256,243
		Expired & Forfeited	(76,670)	$2.00
		12/31/2022	2,921,400	$2.25
		Granted	307,500	$3.39
		Exercised	(68,750)	$6.01
		Expired & Forfeited	(130,320)	$2.56
		12/31/2023	3,029,830	$2.595